July 2, 2019

Ryan J. Watts
President, Chief Executive Officer and Director
Denali Therapeutics Inc.
161 Oyster Point Blvd
South San Francisco, California 94080

       Re: Denali Therapeutics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 001-38311

Dear Dr. Watts:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements
6. Collaboration Agreements
Sanofi, page 156

1. Of the $600 million of clinical and regulatory milestones and $495 million of clinical, regulatory and sales/commercial milestones for CNS product and peripheral product, respectively, you may receive, please tell us the amounts for each product disaggregated by clinical, regulatory and sales/commercial milestones and further disaggegated, as applicable, by indication and geographic area.
Takeda, page 158

2. Refer to the two Takeda agreements entered into in January 2018 to jointly develop and commercialize biologic products for the treatment of neurodegenerative disorders. Please tell us:
 Ryan J. Watts
Denali Therapeutics Inc.
July 2, 2019
Page 2

             Of the $707.5 million milestones you may receive, the amounts disaggregated by clinical and regulatory milestones and further disaggregated, if applicable, by indication and geographic area.
             The following regarding your accounting under ASC 606:
             o   The amounts and their nature comprising the transaction price.
             o The amount of revenue recognized in 2018 for each satisfied or partially satisfied performance obligation.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andri Carpenter at 202-551-3645 or Bonnie Baynes at 202-551-4924 if
you have questions.



FirstName LastNameRyan J. Watts                               Sincerely,
Comapany NameDenali Therapeutics Inc.
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